Exhibit (a)(1)(iv)

October 22, 2012

To: CC Media Holdings Eligible Employees

Subject: PLEASE READ: An Important Message Regarding Your CCMH Stock Option Holdings

One of the cornerstones of our philosophy here at Clear Channel is that our key leaders are aligned with the ownership of our company. Working together as leaders to accomplish our collective business goals, we have the opportunity to transform our company and increase its value.

We’re excited to offer you an opportunity to participate in a new form of equity compensation – one that allows you to participate in the ownership of the company and any new value created moving forward. We believe that this new equity program demonstrates our belief in your ability to lead the company and to help us achieve winning results.

The key features of the stock option exchange offer are:

•	Receiving restricted shares in exchange for options

•	Simplified vesting features

•	A tax assistance program

CCMH 2012 Restricted Stock for Option Exchange Offer

Today, we have opened the CC Media Holdings 2012 Restricted Stock for Option Exchange Offer (“2012 Exchange”) to all eligible employees. The 2012 Exchange has two important components: (i) the Option Exchange Component and (ii) the Tax Assistance Program. You may elect to participate in both components or in only the Option Exchange Component. You may, of course, elect not to participate in either component.

The Option Exchange Component allows you to exchange all of your current CCMH stock option holdings for restricted shares of CCMH common stock. As explained in the attached documents, CCMH is offering to exchange each of your eligible options for 0.9 shares of restricted common stock.

If you elect to participate in the Option Exchange Component, you will have the opportunity to participate in the Tax Assistance Program. Pursuant to the Tax Assistance Program, we intend to assist offer participants who make an IRS 83(b) election in paying the withholding tax liability associated with participating in the exchange offer, subject to a maximum amount (and therefore, you may still incur a tax liability, which could be material, in connection with your participation in the exchange offer, as more fully described in the attached materials).

Attached to this email are the Offer to Exchange, an Election to Participate Form, and an Informational Brochure. You’ll also be receiving, over the next several days, additional personalized information to help you make your participation decisions.

If you choose to exchange your eligible options, we must receive your completed Election to Participate Form (as well as your properly completed 83(b) election form if you elect to participate in the Tax Assistance Program) before 11:59 p.m., ET, November 19, 2012. If we do not receive your signed Election to Participate Form prior to such time, you will retain your current options under the provisions of your current grant agreement.

If you have questions about the 2012 Exchange, call 210-832-3475 or email stockplans@clearchannel.com. You’ll also have the opportunity to attend optional Question & Answer sessions to help address any additional questions you may have.

Making Your Decision

We are pleased to offer you the 2012 Restricted Stock for Option Exchange. We are legally prohibited from advising, encouraging or discouraging you in your decision on whether to participate. Of course, you will be best informed if you read all available materials carefully and consult with your personal financial and tax advisors.

The 2012 Exchange materials contain important information for employees, including an Offer to Exchange that should be read carefully prior to making a decision regarding your participation. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov.